6365 53rd Street N.,
Pinellas Park, Florida 33781
(727) 498-8514

September 14, 2011

Mr. Patrick Gilmore
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

Re:                  Infrax Systems, Inc.
       Form 10-K for the Fiscal Year Ended June 30, 2010
       Filed September 28, 2010
       File No. 000-52488

Dear Mr. Gilmore:

We are in receipt of your inquiry and have prepared the following responses to your inquiry.

Form 10-K for the Fiscal Year Ended June 30, 2010
Item 8. Financial Statements and Supplementary Data
Statement of Stockholders’ Equity, page 31

1.          We note that the expanded Statement of Stockholders’ Equity provided in response to prior comments 1 though 3 reflects total additional paid in capital and total stockholders’ equity as of June 30, 2010 of $5.6 million and $5.3 million, respectively.  We further note that additional paid in capital and stockholders’ equity as of June 30, 2010 reported in your Form 10-K totaled $4.6 million and $4.3 million.  Please reconcile this discrepancy.

RESPONSE:   We have prepared a restated statement of stockholders’ equity for the year ended June 30, 2010. There were errors in the preparation of the  statement as presented in the Form K as filed in that preferred stock transactions were recorded when declared rather than when the preferred stock was actually issued and a scribing error of $1,000,000 was suffered in the preparation of Form 10-K. The restated statement is attached.  See Schedule 1.

2.           We note the reconciliation provided in your response to prior comments 2 and 3 regarding the amount of preferred that was converted into common shares. In this regard, we note the total amount of preferred shares converted in the reconciliation is 3,054,782, the total amount of preferred shares converted in your Statement of Stockholders’ Equity is 2,254,785, and the total amount of preferred shares converted in your response to prior comment 2 in our letter dated February 8, 2011 is 2,545,792.  We further note the amount of Preferred Series A-1 and Preferred Series B converted in the reconciliation is 157,575 and 2,241,582, respectively, compared to 278,125 and 1,612,037, respectively, in your response to prior comment 2 in our letter dated February 8, 2011.  Please clarify these inconsistencies in the number of preferred shares converted.

RESPONSE:  We have attached a new proposed footnote for the year ended June 30, 2010 that more clearly describes the four types of preferred stock that was issued and partially converted to common stock during the year.  We believe the footnote disclosure in tandem with the restated statement of stockholder’s equity will clarify the previous confusion.  See Schedule 2.

Mr. Patrick Gilmore
September 14, 2011

3.           We note in your Statement of Stockholders’ Equity, expanded for issuances and conversions, in your response to prior comment 3, that the amount of common shares issued for compensation totaled 34,335,925.  However, we note that this line item is not included in your Statement of Stockholders’ Equity although there is a line item titled, “Services,” in which the amount of common shares issued totaled 126,756,857.  Please clarify these inconsistencies.

RESPONSE:  We have attached a new proposed footnote for the year ended June 30, 2010 that more clearly describes the four types of preferred stock that was issued and partially converted to common stock during the year.  We believe the footnote disclosure in tandem with the restated statement of stockholder’s equity will clarify the previous confusion.

4.           We note that your responses to prior comments 1 through 3 indicate that transactions involving the issuance of various classes of preferred shares were netted with the subsequent conversion of various classes of preferred shares.  Please confirm that future filings will include clearer disclosure regarding each material transaction.

RESPONSE: We will disclose future equity transactions in a manner consistent with the attached restated statement of stockholders’ equity and footnote disclosure.

Note 5 – Intangible Assets

TriMax Intellectual Property, page 39

5.           We note your response to prior comment 4. Paragraph 5 of ASC 805-10-55 indicates that all of the inputs and associated processes used by the seller do not need to be transferred in order for an acquired group of assets to be considered a business. If a market participant is capable of continuing to manage the acquired group to provide a return (e.g., the buyer would be able to integrate the acquired group with its own inputs and processes), then the acquired group of assets could be considered a business.  Given that you acquired TriMax with inputs and outputs and as indicated in your response, were able to integrate the TriMax production internally with your existing infrastructure, please further explain your basis for concluding that this was not a business combination.

RESPONSE: We have recorded the transaction as an acquisition in accordance with the provisions of ASC 805 including allocation of the purchase price to specific intangible assets other than goodwill and will report the amortization of those intangible costs in all future filings.

Mr. Patrick Gilmore
September 14, 2011

We hope that the above response is in satisfaction to your inquiries.  If you have any additional questions, please contact us.  We are currently completing our June 30, 2011 and 2010 reports on form 10K, which will incorporate these responses within our filing.

We acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact us with any other questions.

Sincerely,

/s/ Peter Messineo
Peter Messineo
Chief Accounting Officer
Infrax Systems, Inc.
6365 53rd Street N.,
Pinellas Park, Florida 33781

INFRAX SYSTEMS, INC.
RESTATED STATEMENT OF STOCKHOLDERS EQUITY
FOR THE YEAR ENDED JUNE 30, 2010

	Common		Preferred
	Shares	$	Shares	$	APIC	Subscriptions	Deficit		Total
Balance June 30, 2009	139,874,296	$139,874	-0-	$-0-	$1,866,593	$(350)	$(2,225,339)	$	(219,222)

Stock for Services	7,835,925	7,836			238,389				246,225

Conversion of Promissory Notes	29,860,119	29,860			43,140				73,000

Conversion of Accrued Officer Salaries	1,500,000	1,500			14,425				15,925

Conversion of Accrued Officer Salaries			1,017,034	1,017	299.770				300,787

Officer Bonus			181,868	182	66,618				66,800

Acquisition of Trimax Wireless, Inc.			2,500,000	2,500	5,796,364				5,798,864

Conversion of Preferred A to Common Stock	1,800,000,000	1,800,000	(600,000)	(600)	(1,799,400)				--

Conversion of Preferred A-1 to Common Stock	27,812,500	27,813	(157,575)	(158)	(27,655)				--

Conversion of Preferred A-2 to Common Stock	126,060,000	126,060	(55,625)	(56)	(126.004)				--

Conversion of Preferred B to Common Stock	482,819,100	482,819	(1,609,400)	(1,609)	(481,210)				--

Adjust Accrued Salaries					(37,501)				(37,501)

Loss for the Year							(986,710)		(986,710)

Balance, June 30, 2010	2,615,761,940	$2,615,762	1,276,302	$1,276	$5,853,529	$(350)	$(3,212,049)		$5,258,169

Schedule 2:  STOCK TRANSACTIONS

During the year ended June 30, 2010 the Company issued shares of common stock as follows:

	# Shares	Value

Services by consultants	3,358,485	$66,000

Services by officers and employees	4,477,440	$196,150

Conversion of officer’s accrued salaries	1,500,000	$15,925

Debt conversions	29,860,119	$73,000

Shares of common stock issued for services were valued at the market price the day of the award which varied by the date issued. Shares of common stock issued for conversion of debt was valued at the price in the conversion agreement which was $ 0.00729 for 6,860,110 shares and par value of $0.001 per share for 23,000,000 shares.

During the year ended June 30, 2010 the Company issued shares of preferred stock as follows:

		Convertible
	# Shares	Per Share	Value

Services by officer – Preferred A	800,000	3,000.00 to 1	$200,000

Services by officer– Preferred A-1	210,000	176.50 to 1	$73,535

Services by employee – Preferred A-2	120,000	2,266.25 to 1	$33,375

Acquisition of Trimax Wireless – Preferred B	2,500,000	300.00 to 1	$5,708,864

Conversion of preferred stock to common stock during the year ended June 30, 2010 was as follows:

	Preferred		Common
	Shares	Par	Shares	Par	APIC

Preferred A	(600,000)	$(600)	1,800,000,000	$1,800,000	$(481,210)

Preferred A-1	(157,575)	$(157)	27,812,500	$27,813	$(27,656)

Preferred A-2	(55,625)	$(56)	126,060,000	$126,060	$(126,004)

Preferred B	(1,609,400)	$(1,609)	482,819,100	$482,819	$(481,210)